Confidential
December 7, 2022
Ms. Li Xiao
Ms. Angela Connell
Ms. Doris Stacey Gama
Mr. Jason Drory
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:
YishengBio Co., Ltd (CIK No. 0001946399)
Response to the Staff’s Comments on
Amended No. 1 to Draft Registration Statement on
Form F-4 Confidentially Submitted on November 14, 2022

Dear Ms. Li Xiao, Ms. Connell, Ms. Gama and Mr. Drory,
On behalf of our client, YishengBio Co., Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 23, 2022 (“Second Comment Letter”) on the Company’s amendment No. 1 to draft registration statement on Form F-4 confidentially submitted on November 14, 2022 and the Company’s response to comment #52 contained in the Staff’s letter dated October 30, 2022 (“First Comment Letter”) on the Company’s draft registration statement on Form F-4 confidentially submitted on October 3, 2022. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “ Revised Draft Registration Statement”).
To facilitate your review, we have separately sent to you via email today a copy of the Revised Draft Registration Statement, marked to show changes to the amendment No. 1 to draft registration statement on Form F-4, and will, upon your request, deliver paper copies of the same to you.
The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Second Comment Letter
Amendment No. 1 to Draft Registration Statement on Form F-4 submitted November 14, 2022
Frequently Used Terms, page 4
1.
We note your response to our previous comment 5 and reissue in part. Please revise your definition of “China” to further clarify that the legal and operational risks associated with China also apply to Hong Kong and Macau.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Revised Draft Registration Statement.
Questions and Answers About the Proposals
Q: What shall be the relative equity stakes of Summit Shareholders, YS Biopharma shareholders immediately after…, page 12
2.
We note your response to our previous comment 8 and updated disclosure on page 13 and reissue. Please disclose the Sponsor and its affiliates total potential ownership interest in the combined company, assuming the exercise and conversion of all securities. For example only, we note your disclosure on page 360 discussing working capital loans between the Sponsor and Summit that may be convertible into warrants at a price of US$1.00 per warrant and we note the Sponsor appears to hold “6,000,000 Summit Private Warrants” which do not appear to be reflected in your revised disclosure on page 13.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12-14 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the Working Capital Loans disclosed on page 368 of the Revised Draft Registration Statement referred to the Sponsor and other parties’ option to loan funds to Summit. On September 29, 2022, the Company received such loan through an issuance of the Convertible Promissory Note to the Sponsor, which has been disclosed on pages 368 and 369 of the Revised Registration Statement and considered in the calculation of the Sponsor and its affiliates total potential ownership interest.
Summary of the Proxy Statement/Prospectus
The Parties to the Business Combination
YS Group, page 28
3.
We note your response to our previous comment 11, including your reference to a “concert party agreement” between All Brilliance Investments Limited, Hopeful World Company Limited, Apex Pride Global Limited and Acton Town International Limited (the “Concert Parties”). Please clarify whether this agreement will continue after the Business Combination. If so, please file the agreement as an exhibit and describe the material terms of the agreement or otherwise advise.

The Company respectfully submits that the Concert Agreement will continue after the Business Combination. In response to the Staff’s comment, the Company has revised the disclosure on pages 29 and 30 of the Revised Draft Registration Statement and has filed such agreement as Exhibit 10.13 to the Revised Draft Registration Statement.
Anticipated Accounting Treatment, page 42
4.
We note your revisions in response to our previous comment 42. Your discussion of the anticipated accounting treatment for the transaction on pages 42 and 174, however, continues to make references to IFRS. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 42 and 179 of the Revised Draft Registration Statement.

Proposal No. 1 — The Business Combination Proposal
Background of the Business Combination
Timeline of the Business Combination, page 162
5.
We note your response to our previous comment 20, including your revised disclosure on page 162 and reissue. For example only, based on the disclosures in the revised Timeline of the Business Combination, it remains unclear where each party stood with respect to the valuation and commercial arrangements of the Business Combination from initiation of discussions in May 2022 until the letter of intent was signed July 1, 2022. Please revise your disclosure to explain the reasons for the terms, each party’s position on the issues, how and why they evolved over time from initiation of discussions until September 29, 2022, and how you reached agreement on the final terms.

In response to the Staff’s comment, the Company has revised the disclosure on pages 163-165 of the Revised Draft Registration Statement.
Reasons for Summit Board’s Approval of the Business Combination, page 164
6.
We note your response to our previous comment 22, including your updated disclosure on page 164 and reissue. Please identify each advisor that the Summit Board consulted with. In addition, we note Summit’s press release dated September 29, 2022 states that Ogier served as a legal advisor to Summit in connection with the Business Combination; however, Ogier does not appear to be mentioned in your draft registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 33 and 165 of the Revised Draft Registration Statement.
Summary of Valuation Analysis and Opinion of Financial Advisor to the Summit Board
Overview, page 169
7.
We note your response to our previous comment 23 and reissue. We note that your Board considered a fairness opinion prudent in light of the potential conflicts of interest; that the fairness opinion was provided to the Board prior to its vote on the Business Combination; and that the YS Biopharma financial projections were used by Summit’s financial advisor to conduct its analyses. Therefore, we continue to believe that disclosure of the YS Biopharma financial projections are material to an assessment of the value of the merger consideration and the financial analyses performed by ValueScope. In addition, please disclose the material assumptions and underlying bases of the financial projections provided by YS Biopharma and discuss the “certain adjustments” made by ValueScope, and any limitations of the projections. For example only, please disclose if such projections included assumptions regarding potential future product candidate approvals.

In response to the Staff’s comment, the Company has revised the disclosure on pages 172-175 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the YS Biopharma projections were not presented to the Summit Board. When performing its independent financial analysis, ValueScope prepared its own projections based on its independent judgment as well as adjustment of the estimates and assumptions provided by YS Biopharma’s management, which have been disclosed in the Revised Draft Registration Statement.
8.
You state that ValueScope’s analysis consisted of multiple factors including a review of data of comparable companies and industry transactions. Pursuant to Item 1015(b)(6) of Regulation M-A, please amend your disclosure to include the comparable companies and industry transactions reviewed, how they were selected, and the respective valuations. In this regard, for example, we note the comparable company valuation benchmarking analysis provided on slide 16 of the corporate presentation filed in Exhibit 99.2 to Summit’s Form 8-K filed September 29, 2022.

In response to the Staff’s comment, the Company has revised the disclosure on pages 175-177 of the Revised Draft Registration Statement.

YS Group’s Marketed Product and Product Candidates
YSJA Rabies Vaccine — YS Group’s marketed product
Better safety profile, page 223
9.
We note your response to our previous comment 33 regarding the head-to-head clinical studies. You state that four head-to-head studies were conducted by certain CDC centers in China but we note only two studies appear to be discussed, one conducted by Guangxi CDC and the other by Guizhou CDC. To the extent the other two head-to-head studies were relied on, please amend to include the material details of such studies, including a discussion of the trial design, who conducted the study, number of participants, and other rabies vaccines studied or otherwise advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 229 and 230 of the Revised Draft Registration Statement.
YS BioPharma’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 304
10.
We note your response to our previous comment 50 and revised disclosure on page 305 and reissue in part. Please expand your disclosure to describe all material terms of the agreement including the royalty term or otherwise advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 312 and 313 of the Revised Draft Registration Statement.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 316
11.
With respect to the 10,000,000 Public Warrants and 6,000,000 Private Warrants issued by Summit in connection with its IPO, please tell us whether you anticipate any change in classification between liabilities and equity upon consummation of the business combination. If so, please revise your pro forma financial statements accordingly.

The Company advises the Staff that it will not change the classification between liabilities and equity with respect to the 10,000,000 Public Warrants and 6,000,000 Private Placement Warrants issued by Summit in connection with its IPO.
The aforementioned warrants will become exercisable on the later of 12 months from the closing of the IPO or 30 days after the completion of its initial Business Combination. Summit closed its IPO on June 11, 2021. Hence, the above warrants will become exercisable on 30 days after the completion of its initial Business Combination. There are 30 days between consummation of the business combination and exercise of warrants. The pro forma condensed combined balance sheet is made on the basis as if the business combination is completed, not 30 days after the business combination. In accordance with the guidance contained in FASB ASC 815 “Derivatives and Hedging” whereby under that provision the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, YS Group will not change the classification between liabilities and equity upon consummation of the business combination.
YishengBio Co., Ltd. Financial Statements
Note 3.   Summary of Significant Accounting Policies
Revenue from Contracts with Customers, page F-53
12.
We note your response to our previous comment 46 and the revisions made to your revenue recognition accounting policy disclosure. Your accounting policy appears boilerplate and is not specific to your business. Accordingly, please address the following:

•
Specify the point in time that you determine control has transferred to the customer and the performance obligation has been satisfied. For example, clarify whether this occurs at the time of shipping, upon delivery to external service providers, or customer acceptance.

•
Clearly disclose that your revenue contracts with customers do not involve variable considerations, such as discounts and rebates, as you stated in your response.

•
Provide us with a detailed description of your sales arrangements with external service providers and clearly explain the purpose of the guarantee deposits. In this regard, your disclosure on page F-64 that such deposits are provided by service providers “in case they fail to sell the vaccines according to the contract requirements” raises the question of whether the service providers assume inventory risk for the vaccines before they are transferred to the end customer. Explain your consideration of ASC 606-10-55-36 through 55-40 as it relates to these arrangements.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-56 and F-67 of the Revised Draft Registration Statement.
Note 4.   Accounts Receivable, Net, page F-59
13.
We note your response to our previous comment 47 and the aging analysis provided. Please revise your filing as follows:

•
Disclose both the contractual and customary payment terms for your accounts receivable.

•
Disclose your accounting policy for writing-off accounts receivable deemed to be uncollectible.

•
Clarify whether any of your accounts receivable have been written-off (i.e., charged against the allowance) and if so, include the amount of such write-offs in your rollforward of the allowance for doubtful accounts.

•
Consider providing a rollforward of your accounts receivable balance that shows the impact of current year sales and customer payments.

•
Revise your MD&A to discuss the reasons for any changes in your Days Sales Outstanding for each period presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 308, F-51 and F-62 of the Revised Draft Registration Statement.
General
14.
We note your response to our previous comment 55 and reissue. We note the disclosure on page 40 that the Sponsor, YS Biopharma, and/or Summit’s or YS Biopharma’s directors, officers, or respective affiliates may purchase Summit Public Shares and execute other agreements, including forward purchase agreements. In addition, we note that the Sponsor, YS Biopharma, and/or Summit’s or YS Biopharma’s directors, officers, or respective affiliates “may enter into transactions with such investors and others to provide them with incentives to acquire Summit Public Shares or vote their Summit Public Shares in favor of the Business Combination Proposal or First Merger Proposal.” Please provide you analysis on how such purchases and agreements comply with Rule 14e-5.

The Company respectfully advises the Staff that it has confirmed with Summit, YS Biopharma and the Sponsor that such persons do not intend to pursue any such transactions. The Company has removed such disclosure on pages 41 and 42 of the Revised Draft Registration Statement.
First Comment Letter
General
52.
With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
In response to the Staff’s comment, the Company has revised the disclosure on the page 130 of the Revised Draft Registration Statement.
***

If you have any questions regarding the Amendment No. 2 to Draft Registration Statement, please contact the undersigned by telephone at +86-10-6529-8308 or via e-mail at douyang@wsgr.com.
Very truly yours,
/s/ Dan Ouyang

Dan Ouyang
Enclosures
cc:
Mr. Hui Shao, Director, President and Chief Executive Officer, YishengBio., Ltd.
Mr. Bo Tan, Director, Chief Executive Officer and Co-Chief Investment Officer, Summit Healthcare Acquisition Corp.
Mr. Ken Poon, Director, President and Co-Chief Investment Officer, Summit Healthcare Acquisition Corp.
Will H. Cai, Esq., Cooley LLP
Yiming Liu, Esq., Cooley LLP
Timothy Pitrelli, Esq., Cooley LLP
Anthony S. Chan Director, Assurance and Advisory Service, Wei, Wei & Co., LLP